Exhibit 12.1

Pioneer Energy Services Corp.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)

	Year ended December 31,
	2012		2011		2010	2009	2008
Earnings
Income (loss) before income taxes	$46,386		$20,833		$(47,558)	$(40,172)	$(56,688)
Plus: Fixed charges	49,023		33,133		28,080	10,024	13,784
Less: Capitalized interest	(10,184)		(2,311)		(547)	(256)	(288)
Total	$85,225		$51,655		$(20,025)	$(30,404)	$(43,192)

Fixed Charges
Interest expense	$35,049		$27,922		$24,755	$7,598	$12,519
Capitalized interest	10,184		2,311		547	256	288
Amortization of debt financing costs	2,114		1,835		1,904	1,547	553
Estimate of interest component of rental expense	1,676		1,065		874	623	424
Total	$49,023		$33,133		$28,080	$10,024	$13,784

Ratio of Earnings to Fixed Charges	1.7	x	1.6	x	NA (3)	NA (2)	NA (1)

(1) For the year ended December 31, 2008, income was insufficient to cover fixed charges by $56,976,000, primarily due to goodwill and intangible asset impairment charges.
(2) For the year ended December 31, 2009, income was insufficient to cover fixed charges by $40,428,000.
(3) For the year ended December 31, 2010, income was insufficient to cover fixed charges by $48,105,000.